15048500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
WASH, D.C.
201

SEC FILE NUMBER
8- 67235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/13/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapWealth Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Meridian Blvd., Suite 250
(No. and Street)

Franklin (City) Tennessee (State) 37067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Roland (615) 778-0740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North
Suite 2150 (Address) Nashville (City) Tennessee (State) 37219 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, R. Scott Roland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapWealth Investment Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY A. OLIVE
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF WILLIAMSON

My Commission Expires August 10, 2016

R. Scott Roland
Signature

President & COO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Registered Public Accounting Firm's Review of Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C. 201 SECTION

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Financial Statements and Supplementary Data

December 31, 2014

(With Independent Auditor's Report Thereon)

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Table of Contents

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
CapWealth Investment Services, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)
Franklin, Tennessee

We have audited the accompanying financial statements of CapWealth Investment Services, LLC (a Tennessee limited liability company and a wholly-owned subsidiary of CapWealth Group, LLC), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CapWealth Investment Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CapWealth Investment Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

150 FOURTH AVENUE, NORTH • SUITE 2150 • NASHVILLE, TENNESSEE 37219-2431 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

To The Member
CapWealth Investment Services, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

The information contained in Schedules 1 through 6 has been subjected to audit procedures performed in conjunction with the audit of CapWealth Investment Services, LLC's financial statements. The supplemental information is the responsibility of CapWealth Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 25, 2015

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	77,691
Deposit with clearing organization		15,000
Due from affiliate		2,988
Receivable from fund companies and clearing organization		59,376
Prepaid expenses		16,422
Total assets	$	171,477
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	17,650
Total liabilities		17,650
Member's equity		153,827
Total liabilities and member's equity	$	171,477

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Income

For the Year Ended December 31, 2014

Revenues:	
Commissions	$ 749,565
Other income	12,722
Total revenues	762,287
Operating expenses:	
Commission expense	152,972
Clearance fees	135,679
Salaries and benefits	123,120
Insurance	19,887
License and registration	19,375
Professional fees	25,789
Communications and data processing	17,037
Occupancy	39,502
Office expense	13,243
Total operating expenses	546,604
Net income	$ 215,683

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2014

Balance at December 31, 2013	$ 153,144
Member distributions	(215,000)
Net income	215,683
Balance at December 31, 2014	$ 153,827

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2014

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2014

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 215,683
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in due from affiliates	$ (2,353)	
Increase in receivable from fund companies and clearing organization	(9,871)	
Increase in prepaid expenses	(1,298)	
Increase in accounts payable and accrued expenses	4,403	
Total adjustments		(9,119)
Net cash provided by operating activities		206,564
Cash flows from financing activities:		
Member distributions	(215,000)	
Net cash used in financing activities		(215,000)
Net decrease in cash and cash equivalents		(8,436)
Cash and cash equivalents at beginning of year		86,127
Cash and cash equivalents at end of year		$ 77,691

The accompanying notes are an integral part of these financial statements.

(1) Organization

CapWealth Investment Services, LLC (the "Company") is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is organized in the State of Tennessee as a limited liability company formed pursuant to the Tennessee Revised Limited Liability Company Act.

As of June 2, 2014, the Company's then existing single member transferred his ownership to a newly established company, CapWealth Group, LLC. The new company is organized in the State of Tennessee as a limited liability company formed pursuant to the Tennessee Revised Limited Liability Company Act. This new ownership structure did not have any impact on the control or management of the Company. CapWealth Group, LLC was established as a holding company for the Company and its affiliates.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2014.

(b) Revenue Recognition

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) Income Taxes

As a single-member limited liability company, income from the Company is combined with the income and expenses of the single member from other sources and reported in the single member's income tax return. The financial statements, therefore, do not include a provision for income taxes. The federal and state income tax returns associated with the single member for 2014, 2013, 2012 and 2011 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(2) ***Summary of Significant Accounting Policies, Continued***

(d) ***Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) ***Advertising Costs***

Advertising costs are expensed as incurred.

(f) ***Fair Value of Financial Instruments***

Accounting Standards Codification No. 823, "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) ***Net Capital Requirements and Other Restrictions***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital subject to a minimum capital equal to $5,000. At December 31, 2014, the Company had net capital as defined of $108,436, which was $103,436 in excess of its required net capital of $5,000.

The Company maintains an agreement for clearing services with a clearing broker registered with the SEC. In accordance with the agreement between these parties, a $15,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition.

(4) ***Due From Affiliate***

The due from affiliate of $2,988 at December 31, 2014 represents unsecured non-interest bearing advances paid to an affiliated company, CapWealth Advisors, LLC. The account is used for clearing of expense allocation between the Company and its affiliate.

(5) Related Party Transactions

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from an affiliated company, CapWealth Advisors, LLC. The allocation is based on the expense sharing agreement established between the Company and the affiliated company. Expenses allocated to the Company for the year ended December 31, 2014, were approximately $208,000.

During the year ended December 31, 2010, the Company and its affiliate relocated their operations to a new expanded office facility. In conjunction with this move, the affiliated company entered into a lease agreement for this office facility from August, 2010 through October, 2020. Lease payments under this agreement began on November, 2010 with the remaining required base rent lease obligation payable as follows:

Year Ended December 31,	Amount
2015	$ 191,306
2016	195,132
2017	199,035
2018	203,016
2019	207,076
Thereafter	175,430
	$ 1,170,995

The Company shares in the rental obligation charges through the affiliated company's allocation of expenses. Rental expense of $26,025, associated with the lease agreement was allocated to the Company during 2014, and is included within occupancy expense.

The affiliated company maintains a savings incentive match plan associated with a simple IRA plan for the benefit of its employees. The plan is limited to those individual employees who have received at least $5,000 in compensation during each of the previous and current years. Under the terms of the plan, the affiliated company will make matching contributions to eligible employees up to 3% of the employee's annual compensation. The Company shares in the expense of the matching provision of the plan and was allocated $2,868 of this expense during 2014, and is included within salaries and benefits.

Member distributions totaling $215,000 were made during the current year. An amount of $90,000 was distributed to the former single member prior to the change in ownership of the Company as described in Note (1). Subsequent to the change in ownership, distributions totaling $125,000 were made to the parent company, CapWealth Group, LLC.

(6) ***Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives***

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 59,376	12,117

Fees payable to registered representatives at December 31, 2014 of $12,117 are included within accounts payable and accrued expenses.

(7) ***Commission Concentrations***

During 2014, three registered representatives accounted for approximately 99% of the total commission revenue for the current year totaling $749,565. The Company's Chairman and Chief Executive Officer is included within the three representatives and alone accounted for approximately 50% of the total commission revenue. No commissions were paid to the Company's Chairman during the current year; however, an amount totaling $90,000 was distributed to this individual during 2014, as a member distribution. The other two registered representatives, operating under current independent contractor agreements with the Company incurred $152,972 in commissions for 2014 and is reflected as commission expense for the current year.

(8) ***Legal***

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2014, that were known to management.

(9) ***Exemption of SEC Rule 15c3-3 Reserve Requirement***

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(10) ***Subsequent Events***

Management has evaluated subsequent events through February 25, 2015, the date which the financial statements were available to be issued.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2014

Total member's equity	$ 153,827
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	153,827
Less nonallowable assets, other deductions and/or charges, and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	25,567
Due from affiliate	2,988
Prepaid expenses	14,422
Haircuts	414
Total nonallowable assets and haircuts	45,391
Net capital	108,436
Net capital required	5,000
Excess net capital	$ 103,436
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 17,650
Total aggregate indebtedness	17,650
Ratio of aggregate indebtedness to net capital	16.28%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014):	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 111,424
Adjustment for nonallowable due from affiliate	(2,988)
Net capital, per December 31, 2014 audit report	$ 108,436 (a)

(a) The Company's (unaudited FOCUS Report for the period ended December 31, 2014 was subsequently amended on February 18, 2015 to reflect the net capital per the December 31, 2014 audit report of $108,436.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2014

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2014 FOCUS Report - Part IIA is shown below:

Net capital as reported in Company's Part II (unaudited FOCUS Report)	$ 111,424
Adjustment for nonallowable due from affiliate	(2,988)
Net capital, per December 31, 2014 audit report (as computed on Schedule 1)	$ 108,436

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2014

Not Applicable

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2014

None

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Member
CapWealth Investment Services, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)
Franklin, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CapWealth Investment Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CapWealth Investment Services, LLC's compliance with the applicable instructions of Form SIPC-7. CapWealth Investment Services, LLC's management is responsible for CapWealth Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of cancelled checks and related bank statements), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected in the accompanying schedule supporting the adjustments, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as reflected in the accompanying schedule supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

150 FOURTH AVENUE, NORTH • SUITE 2150 • NASHVILLE, TENNESSEE 37219-2431 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

To The Member
CapWealth Investment Services, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

Nashville, Tennessee
February 25, 2015

CAPWEALTH INVESTMENT SERVICES, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]

December 31, 2014

Total revenue for the year ended December 31, 2014 as reflected on the quarterly Form X-17A-5 FOCUS Reports		$ 762,286	
Rounding		1	
		762,287	
Deductions:			
Revenues from the distribution of shares of a registered open end investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	$ 603,872		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	130,226		
40% of margin interest earned on customer's securities accounts	4,996		
Total deductions		739,094	
SIPC net operating revenues		$ 23,193	
General assessment at .0025		$ 58	
Less payment applied to the SIPC-6 assessment		33	(a)
Payment		$ 25	(b)

(a) Payment made on 07/25/2014 upon submission of the 2014 SIPC-6 filing. Amount cleared corresponding bank account on 08/04/2014.

(b) Payment made on 01/28/2015 upon submission of the 2014 SIPC-7 filing. Amount cleared corresponding bank account on 02/06/2015.

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
CapWealth Investment Services, LLC
(a wholly-owned subsidiary of CapWealth Group, LLC)
Franklin, Tennessee

We have reviewed management's statements, included in the accompanying CapWealth Investment Services, LLC Exemption Report, in which (1) CapWealth Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CapWealth Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions") and (2) CapWealth Investment Services, LLC stated that CapWealth Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CapWealth Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapWealth Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maggart & Associates, P.C.

Nashville, Tennessee
February 25, 2015

CapWealth Investment Services, LLC Exemption Report
3000 Meridian Blvd, Suite 250
Franklin, TN 37067

CapWealth Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief the Company states the following:

The Company claims an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii). This provision applies to a broker or dealer who is an introducing broker or dealer that clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of §240 17a(3) and §240.17a(4)

The Company is a fully disclosed introducing broker-dealer and clears transactions through Sterne Agee Clearing. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout all of the most recent fiscal year without exception.

CapWealth Investment Services, LLC

I, R. Scott Roland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: R. Scott Roland

Title: President

Date: February 25, 2015